Exhibit 77(D)
Morgan Stanley Income Securities Inc.

The Directors approved that the Fund may invest up to 20% of its assets in public bank loans made by banks or other financial institutions, which may be rated investment grade  or below
investment grade.

The Directors also approved refining the limits with respect to options for the Fund to clarify that, subject to its current options percentage limits, the Fund would be able to purchase all types of options, including options on foreign currency, options on foreign securities and options on swaps.